                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)*


                         Sylvan Learning Systems, Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                          ---------------------------
                                (CUSIP Number)

                        Christopher C. Cleveland, Esq.
                            Briggs and Morgan, P.A.
                                2400 IDS Center
                             Minneapolis, MN 55402
                                (612) 334-8400
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 1, 1997
                   -----------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nasser J. Kazeminy
      ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,041,881
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,041,881
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,041,881
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.8%/1/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
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          *SEE INSTRUCTIONS BEFORE FILLING OUT!

          _____________________
          1 Based on 27,696,431 shares of Common Stock outstanding as of August 1, 1997, as represented by Sylvan Learning Systems, Inc.
               in its Form 10-Q for the quarter ended June 30, 1997.
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                                                                     Page 3 of 4

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

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--------------------------------------------------------------------------------

Item 1.   Security and Issuer

          This Schedule 13D relates to Common Stock, par value $.01 per share (the "Common Stock"), of Sylvan Learning Systems, Inc., a Maryland corporation ("Sylvan"). The principal executive offices of Sylvan are located at 1000 Lancaster Street, Baltimore, Maryland 21202.

Item 2.   Identity and Background

          (a)    None:                  Nasser J. Kazeminy
                 ----

          (b)    Residence:
                 ---------

          (c)    Principal Occupation:
                 --------------------

                 Business Address:      NJK Holding Corporation
                 ----------------
                                        7803 Glenroy Road, Suite 300
                                        Bloomington, MN  55439

          (d)    Convictions:           None
                 -----------

          (e)    Civil Proceedings:     None
                 -----------------

          (f)    Citizenship:           U.S.A.
                 -----------

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.   Purpose of Transaction

          Not applicable.

Item 5.   Interest in Securities of the Issuer

          (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 1,041,881 shares, or approximately 3.8% of the class of such securities. 71,362 of these shares are held by the 1995 Revocable Trust of Nasser J. Kazeminy. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4 of Amendment No. 1 to this Schedule 13D, which Items are incorporated herein by reference.

          (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover page and such information is incorporated herein by reference.

          (c) On August 1, 1997, the Reporting Person disposed of 900,000 shares of Common Stock through an underwritten public offering of Sylvan Common Stock which included shares held by the Reporting Person and other selling stockholders. The Reporting Person reported the sale of 281,895 shares of Common Stock on June 5, 1997 in Amendment No. 1 to this Schedule 13D. There have been no other reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

          Not applicable.

Item 7.   Material Filed as Exhibits

          There are no Exhibits filed with this Amendment No. 2 to Schedule 13D.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 1997


                                       /s/ Nasser J. Kazeminy
                                       ----------------------
                                           Nasser J. Kazeminy